Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to

1 December 2017

01.12.17	Transaction in own shares
01.12.17	Total Voting Rights
30.11.17	Transaction in own shares
29.11.17	Transaction in own shares
28.11.17	Transaction in own shares
28.11.17	Holding(s) in Company
27.11.17	Transaction in own shares
24.11.17	Transaction in own shares
23.11.17	Transaction in own shares
23.11.17	Director PDMR Shareholding
22.11.17	Transaction in own shares
21.11.17	Transaction in own shares
20.11.17	Transaction in own shares
20.11.17	Holding(s) in Company
17.11.17	Transaction in own shares
16.11.17	Transaction in own shares
15.11.17	Transaction in own shares
15.11.17	Director PDMR Shareholding
14.11.17	Transaction in own shares
13.11.17	Transaction in own shares
10.11.17	Transaction in own shares
09.11.17	Transaction in own shares
08.11.17	Transaction in own shares
07.11.17	Transaction in own shares
06.11.17	Director’s Other Appointment
06.11.17	Transaction in own shares
03.11.17	Transaction in own shares
02.11.17	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

28.11.17	Rate Filing Submitted for Rhode Island Electric & Gas
23.11.17	Notice of adjustment to the conversion price
16.11.17	Rate Filing Submitted for Massachusetts Gas
09.11.17	Half Year Results 2017/18